Exhibit 8.1

SUBSIDIARIES OF YANDEX N.V.

Subsidiary	Percentage Direct or Indirect Ownership
Yandex LLC (Russia)	100%
GIS Technology LLC (Russia)(1)	100%
Yandex.Probki LLC (Russia)(2)	99.9%
Yandex.Ukraine LLC (Ukraine)(2)	99.9%
Yandex DC LLC (Russia)	100%
SPB Software Ltd (Hong Kong)	100%
LLC PS Yandex.Money (Russia)	100%
Yandex Europe AG (Switzerland)	100%
Yandex Europe B.V. (The Netherlands)	100%
Yandex Inc. (Delaware, USA)	100%
SPB Software Inc. (Nevada, USA)(3)	100%
Yandex Zurich AG (Switzerland)(4)	100%
Yandex Advertising Services Limited Company (Turkey)(5)	100%
YandexBel LLC (Belarus)(6)	100%

(1) Owned directly and indirectly by Yandex LLC, Russia

(2) Owned directly by Yandex LLC, Russia

(3) Owned directly by Yandex Inc., Delaware

(4) Owned directly by Yandex Europe AG, Switzerland

(5) Yandex Europe B.V., The Netherlands directly owns 99.975%

(6) Owned directly by Yandex Europe B.V., The Netherlands

The jurisdiction of organization of each of the subsidiaries is indicated above.